SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – August 3, 2012 – Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras and adjusted EBITDA reached U.S.$4,527 million and U.S.$14,742 million, respectively, in the first half of 2012.

The Company reported a consolidated net loss of U.S.$685 million in the second quarter of 2012.

Highlights

(in millions of U.S. dollars)
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)

(685)	5,212		6,857	Consolidated net income/(loss) attributable to the hareholders of Petrobras	4,527	13,445	(66)
2,579	2,676	(4)	2,607	Total domestic and international oil and natural gas production (mbbl/d)	2,628	2,618
5,397	9,345	(42)	9,967	Adjusted EBITDA	14,742	19,477	(24)

The net loss reported in the second quarter of 2012 was mainly a result of exchange variation, but was also affected by other operating and economic conditions:

•           The appreciation of the U.S. Dollar against the Real significantly affected the net financial expenses due to the exchange variation on net debt as well as the dollar-related costs of the Company.

•           Higher expenses with write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, primarily located in areas of new frontiers.

•           Crude oil production decreased due to maintenance stoppages aiming to increase operational efficiency.

•           Higher lifting costs due to stoppages and expenses with the operational efficiency improvement program of mature fields, which benefits did not occur in this period.

•           The price of oil products sold in Brazil remained significantly lower than international prices, during greater part of this quarter, being partially adjusted on June, 25, 2012.

•           The oil products demand increased and was primarily met by inventories purchased previously at higher costs and by a higher percentage of oil products imports in the sales mix, mainly diesel.

•           The decrease in international prices at the end of the period generated inventory losses in the refineries outside of Brazil.

•           LNG imports increased in order to meet higher thermoelectric demand while electricity sales margins decreased due to the higher differences settlement price. The thermoelectric demand diminished at the end of the period.

Comments from the CEO - Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Petrobras posted a loss in the second quarter of 2012, chiefly due to a combination of the following factors: the substantial depreciation of the Real against the U.S. dollar, the extraordinary expenses from dry wells mainly drilled between 2009 and 2012, the lower oil export as a result of reduced oil output due to scheduled stoppages to improve operational efficiency and safety, and the mismatch between domestic and international oil product prices.

We are doing everything possible to resume profitability. Since I was appointed CEO of Petrobras five months ago, I have been reiterating our commitment to international price parity. As part of our oil product adjustment policy in Brazil, we recently announced two price increases: 3.94% for diesel and 7.83% for gasoline as of June 25, and another 6% for diesel as of July 16. These increases are necessary to ensure the financial feasibility of our Business and Management Plan, enabling us to preserve our leverage limits and guarantee our profitability.

The new Plan focuses on oil and gas production in Brazil and is underpinned by realism, precise targets  and rigorous project management with capital discipline. Since its publication, we have made advances with several important issues. Recent examples include the signature of contracts for the construction of drilling rigs and pre-salt replicant platform topsides. The Brazilian shipyards have also made progress, exemplified by the successful deck mating of the P-55 platform in the Navy Complex of Rio Grande and the definition of Estaleiro Atlântico Sul’s new technological partner. We will also continue with our efforts to recover the operational efficiency of the Campos Basin and optimize operating costs, two essential vectors for ensuring better results.

Two new systems are scheduled to begin operations in the second half of 2012: Cidade de Anchieta, with a capacity of 100,000 bbl/d (Baleia Azul) and Cidade de Itajaí, with a capacity of 80,000 mil bbl/d (Baúna & Piracaba), both of which, together with the start-up of new wells in other systems, will help us to increase production and reach our 2012 targets.

On the refining front, we have achieved excellent levels of operational efficiency, accompanied by new processing records. We continued to upgrade our infrastructure and the Refinaria Presidente Getúlio Vargas (Repar) coking unit will begin operating at full capacity in August, increasing the diesel production.

Finally, I would like to reaffirm my firm confidence in Petrobras’ privileged position in the oil and gas sector. Our reserves, expertise, highly qualified personnel, investments and track record of overcoming challenges will lift our Company to levels of excellence that will generate consistent returns for our shareholders.

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Income statement data (in millions of U.S. Dollars, except for per share data)	2012	2011	2012 X 2011 (%)

34,659	37,410	(7)	38,234	Sales revenues	72,069	70,836	2
8,157	11,451	(29)	12,518	Gross profit	19,608	24,447	(20)
2,689	6,659	(60)	7,446	Net income before financial results and income taxes	9,348	14,834	(37)
(3,263)	263		1,817	Financial income (expenses), net	(3,000)	3,046
(685)	5,212		6,857	Consolidated net income/(loss) attributable to the shareholders of Petrobras	4,527	13,445	(66)
(0.05)	0.40		0.53	Basic and diluted earnings per share [1]	0.35	1.03	(66)

				Other data
24	31	(7)	33	Gross margin (%) [2]	27	35	(8)
8	18	(10)	19	Operating margin (%) [3]	13	21	(8)
(2)	14	(16)	18	Net margin (%) [4]	6	19	(13)
5,397	9,345	(42)	9,967	Adjusted EBITDA - U.S.$ million [5]	14,742	19,477	(24)

				Net income by business segment (in millions of U.S. dollars)
5,440	7,037	(23)	6,632	. Exploration & Production	12,477	12,227	2
(3,584)	(2,600)	38	(1,440)	. Refining, Transportation and Marketing	(6,184)	(1,497)
46	399	(88)	464	. Gas & Power	445	775	(43)
(56)	(25)		(23)	. Biofuel	(81)	(29)
239	207	15	136	. Distribution	446	359	24
22	558	(96)	382	. International	580	882	(34)
(2,716)	(190)		786	. Corporate	(2,906)	1,313

10,520	10,194	3	10,109	Capital expenditures and investments (in millions of U.S.dollars)	20,714	19,629	6

				Financial and economic indicators
108.19	118.49	(9)	117.36	Brent crude (U.S.$/bbl)	113.34	111.16	2
1.96	1.77	11	1.60	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.87	1.63	14
2.02	1.82	11	1.56	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.02	1.56	29
8.87	10.30	(1)	11.92	Selic interest rate – average (%)	9.59	11.57	(2)

				Average Price indicators
92.10	99.97	(8)	104.75	Domestic basic oil products price (U.S.$/bbl)	95.84	101.43	(6)
				Sales price - Brazil
104.29	111.56	(7)	108.97	. Crude oil (U.S.$/bbl) [6]	108.01	101.49	6
47.77	52.12	(8)	52.82	. Natural gas (U.S.$/bbl) [7]	49.88	51.67	(3)
				Sales price - International
93.48	99.99	(7)	91.09	. Crude oil (U.S.$/bbl)	96.98	89.08	9
20.34	20.15	1	15.32	. Natural gas (U.S.$/bbl)	20.25	15.84	28

1  Net income per share calculated based on the weighted average number of shares.

2  Gross margin equals sales revenues less cost of sales divided by sales revenues.

3  Operating margin equals net income before financial income (expenses), net and income taxes divided by sales revenues.

4  Net margin equals net income divided by sales revenues.

5  Adjusted EBITDA equals income before financial income (expenses), net, income taxes, depreciation, depletion and amortization and equity in results of non-consolidated companies. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 21 for a reconciliation of our Adjusted EBITDA.

6  Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

7  As of September 2011, we have reviewed natural gas realization prices previous values.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2012 COMPARED TO THE FIRST HALF OF 2011

Virtually all of the revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real weakens relatively to the U.S. dollar, as it did in the first half of 2012 (12.5% depreciation impact) the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the U.S. dollar against the Real affects the line items discussed below in different ways. The following comparison between our results of operations in the first half of 2012 and in the first half of 2011 was impacted by the increase in the value of the U.S. dollar against the Real during that period.

Gross Profit

Gross profit reached U.S.$19,608 million in the first half of 2012, a 20% decrease compared to U.S.$24,447 million in the first half of 2011, mainly due to:

   Sales revenues, which increased by 2% to U.S.$72,069 million in the first half of 2012 compared to U.S.$70,836 million in the first half of 2011, reflecting:

•      Higher export prices and of domestic oil products indexed to international prices (Brent 2%) as well as exchange variation effects (12.5%);

•      The 8% increase of domestic demand, mainly of gasoline (20%), reflecting its higher competitive advantage against ethanol, and of diesel (7%) and jet fuel (9%);   and

•      Increase in the domestic prices of gasoline and diesel of 10% and 2%, respectively, in November 2011.

   Cost of sales, which increased by 13% to U.S.$52,461 million in the first half of 2012 compared to U.S.$46,389 million in the first half of 2011, due to:

•      Increase of 8% in the domestic oil products sales volume, which were met mainly by imports;

•      The impact of higher international prices and exchange variation effects on crude oil imports, oil products imports and production taxes; and

•      Higher depreciation, depletion and amortization costs due to the operational start-up of new plants.

Net income before financial results and income taxes

Net income before financial results and income taxes decreased by 37% to U.S.$9,348 million in the first half of 2012 compared to U.S.$14,834 million in the first half of 2011, due to the lower gross profit and to the increase in operating expenses, mainly as a result of:

•    An increase in administrative and general expenses, excluding exchange depreciation, generated by higher personnel expenses arose from the Collective Bargaining Agreement for 2011, by increased workforce and by increased third-party technical services;

•    Higher exploration costs (U.S.$995 million), mainly as a result of higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, at higher costs, primarily located in areas of new exploratory frontiers; and

•    Partially offset by a decrease in selling expenses. Excluding exchange depreciation, the net effect was an increase due to higher freight costs generated by higher sales volume and also by increased personnel expenses arose from the Collective Bargaining Agreement for 2011;

A breakdown of other operating expenses by segment is included on page 22.

Financial Income (Expenses), Net

Net financial expense of U.S.$3,000 million in the first half of 2012, due to the impact of a 7.2% appreciation of the U.S. dollar against the Real on our debt, compared to a net financial income of U.S.$3,046 million in the first half of 2011 due to the impact of a 6.7% depreciation of the U.S. dollar against the Real.

Consolidated net income/(loss) attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached U.S.$4,527 million in the first half of 2012, a 66% decrease compared to U.S.$13,445 million in the first half of 2011, reflecting higher financial expenses and lower net income before financial results and income taxes.

4

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and transfers between business segments are factored in. Inter-segment transactions are valued using internal transfer prices that are defined between business segments, using methodologies that are premised on market parameters.

We provide below the financial information from our different operating segments and related operating information.

EXPLORATION & PRODUCTION

The increase in the net income from the Exploration & Production segment for the first half of 2012 compared to the first half of 2011 was primarily due to higher domestic oil sales/transfer prices, reflecting the international prices and the appreciation of U.S. dollar against the Real.

These effects were partially offset by increased production taxes and by higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, at higher costs, primarily located in areas of new exploratory frontiers.

The spread between the average domestic oil sale/transfer price and the average Brent price diminished from U.S.$ 9.67/bbl in the first half of 2011 to U.S.$ 5.33/bbl in the first half of 2012.

	For the first half of
Production – Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil and NGLs	2,018	2,031	(1)
Natural gas [8]	363	348	4
Total	2,381	2,379

Natural gas production increased in the period due to the production start-up of Uruguá, Mexilhão and Lula fields and to the restart of production at the Lagosta well.

________________________

(*) Not revised.

8   Does not include LNG. Includes reinjected gas.

5

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

U.S.$/barrel:
Excluding production taxes	13.19	12.26	8
Including production taxes	33.96	32.75	4

Lifting Cost - Excluding production taxes

Our unit lifting cost in Brazil, excluding production taxes, increased by 8% in the first half of 2012 compared to the first half of 2011. Apart from the impact of exchange variation effects, our unit lifting cost in Brazil, excluding production taxes, increased by 18% in the period due to increased operational costs generated by higher water volumes  associated with oil production, to higher water injection, to the higher number of maintenances and interventions in wells in Marlim, Albacora, Albacora Leste, Marlim Leste, Marlim Sul and Roncador fields, to the higher initial unit costs of the new production systems at the Lula, Uruguá, Mexilhão and Parque das Baleias fields as well as to the salary increases arose from the Collective Bargaining Agreement for 2011.

Lifting Cost - Including production taxes

Our unit lifting cost in Brazil, including production taxes, increased by 4% in the first half of 2012 compared to the first half of 2011. Excluding the impact of exchange variation effects, our unit lifting cost in Brazil, including production taxes, increased by 8% in the period, mainly as a result of the increase in the reference price for domestic oil, reflecting higher international prices.

________________________

(*)  Not revised.

6

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

The net loss for our RTM segment in the first half of 2012 compared to the first half of 2011 was attributable to higher oil acquisition/transfer costs and increased costs with oil products imports, reflecting the appreciation of U.S. dollar against the Real, the higher international prices and the greater participation of the oil products imports in the sales mix.

These effects were partially offset by higher oil products sales prices (domestic and exports) and increased oil products production.

	For the first half of
Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Crude oil imports	349	376	(7)
Oil products imports	395	326	21
Imports of crude oil and oil products	744	702	6
Crude oil exports [9]	424	447	(5)
Oil products exports	210	221	(5)
Exports of crude oil and oil products [10]	634	668	(5)
Exports (imports) net of crude oil and oil products	(110)	(34)	224
Other exports	6

Higher volumes of diesel and gasoline imports to meet the higher demand.

Lower exports due to higher feedstock processed and to the decreased crude oil production in the period.

Lower crude oil imports in the first half of 2012 compared to the first half of 2011 when an increase of inventory levels was necessary.

________________

(*) Not revised.

  9   Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

10   From the first quarter of 2012 on, retroactively to 2011 for comparison purposes, it has been considered only the delivered volumes to third parties.

7

FINANCIAL HIGHLIGHTS

	For the first half of
Refining Operations (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

Output of oil products	1,975	1,873	5
Installed capacity [11]	2,013	2,007
Utilization (%)	95	92	3
Feedstock processed – Brazil	1,905	1,845	3
Domestic crude oil as % of total feedstock processed	82	81	1

The daily feedstock processed increased in the first half of 2012 compared to the first half of 2011 due to the increased usage of distillation units generated by the lower maintenance scheduled stoppages compared to 2011.

It is also important to mention the significant increase of oil products production, mainly middle distillates, motivated by higher feedstock processed, maximum utilization of conversion and quality units and reduction of operational gaps, as well as the increase of gasoline production due to the inclusion of high octane streams.

	For the first half of
Refining Cost – Brazil (*)	2012	2011	2012 X 2011 (%)

Refining cost (U.S.$/barrel)	4.09	5.01	(18)

Our refining cost in Brazil decreased by 18% in the first half of 2012 compared to the first half of 2011, due to the impact of the exchange variation effects. Excluding this effect, our refining cost in Brazil decreased by 7% in the period, due to lower expenses with scheduled stoppages, partially offset by increased maintenance and repair expenses as well as personnel expenses arose from the Collective Bargaining Agreement for 2011.

________________

(*) Not revised.

 11 As registered by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP).

8

FINANCIAL HIGHLIGHTS

GAS & POWER

The decrease in the net income for our Gas & Power segment for the first half of 2012 compared to the first half of 2011 is mainly due to the lower margins of natural gas sales as a result of exchange variation effects on imports costs and the higher participation of LNG in the sales mix to meet the increase of thermoelectric demand.

These effects were partially offset by an increase on the average natural gas sales prices and by higher electricity export prices along with higher electricity sales resulting from  lower water reservoir levels at the hydroelectric power plants.

	For the first half of
Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
Sales of electricity (contracts) – MW average	2,204	1,991	11
Generation of electricity – MW average	1,749	699	150
Differences settlement price - U.S.$/MWH [12]	55	17	224
Imports of LNG (mbbl/d)	46	11	318
Imports of Gas (mbbl/d)	167	165	1

The 11% increase in sales of electricity was attributable to the increased additional sales due to the higher proved capacity available.

The increase in the electricity generation was attributable to higher dispatch of thermal plants by the National Electricity System Operator (Operador Nacional do Sistema Elétrico - ONS) motivated by lower rainfall levels.

The increase in the differences settlement price (the price of electricity in the spot market) was due to the lower water reservoir levels at the hydroelectric power plants, mainly at the beginning of 2012.

Higher LNG imports to meet the thermoelectric demand in the South and Southeast regions of Brazil.

________________________

(*)  Not revised.

12   Weekly weighted prices per output level (light, medium and heavy), number of hour and submarket capacity.

9

FINANCIAL HIGHLIGHTS

BIOFUEL

Changes occurred in auction rules in the last quarter of 2011 improved biodiesel operations margins in 2012. These effects were more than offset by losses in ethanol invested companies due to lower volumes and prices (20% in anhydrous ethanol), higher costs related to the lower productivity of sugarcane caused by climatic changes, besides the effects of the decrease on biological assets’ value and the exchange variation effects, along with the increase on research and development expenses related to second-generation ethanol.

DISTRIBUTION

The increase in the net income for our Distribution segment in the first half of 2012 compared to the first half of 2011 was mainly due to a 12% increase in gross margins resulting from the realization, mainly in the second quarter of 2012, of inventories purchased previously at lower costs and a 3% increase in sales volume.

	For the first half of
	2012	2011	2012 X 2011 (%)
Market Share 13 (*)	38.1%	39.0%	(1)

________________________

(*)  Not revised.

13   Our market share in the Distribution Segment in Brazil based on Petrobras Distribuidora estimates.

10

FINANCIAL HIGHLIGHTS

INTERNATIONAL

The decrease in the net income for our International segment in the first half of 2012 compared to the first half of 2011 was due primarily to higher Tax Oil charges in Nigeria (U.S.$279 million) and allowance for marking inventory to market value (U.S.$221 million), partially offset by an increase in sales prices, which have improved gross margins.

	For the first half of
Production – International (mbbl/d) 14 (*)	2012	2011		2012 X 2011 (%)

Consolidated international production
Crude oil and NGLs	142	137	[15]	4
Natural gas	98	94		4
Total	240	231	[15]	4
Non-consolidated international production	7	8		(13)
Total international production	247	239	[15]	3

International consolidated crude oil and NGL production increased due to the production start-up of the Cascade field in the United States (USA) in February 2012, to the restarting of operations at the Coulomb field (USA) in October 2011, as decided by the operator of the field, Shell, and to the production start-up of a new well in the Cottonwood field (USA). These effects were partially offset by the production decline in the Agbami field in Nigeria.

Natural gas production increased in the first half of 2012 due to the performances of Coulomb and Cottonwood fields, as mentioned above, and also due to the increase in Bolivia due to higher gas sales to Brazil and to the production start-up of the Itaú field in February 2011, as well as the increase in Argentina due to the production start-up of new wells in the Neuquén field and of the operations of the Estância Água Fresca plant in the Austral and Neuquina basins.

________________________

(*)  Not revised.

14   Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

15   Values for Nigeria were reviewed for previous periods.

11

FINANCIAL HIGHLIGHTS

	For the first half of
Lifting Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

	8.17	6.48	26

The increase in our international lifting cost was due to the production start-up in the Cascade field (USA) from February 2012 on and also to contractual price adjustments of third-party services as well as increased well interventions and maintenances in Argentina.

	For the first half of
Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

Feedstock processed	189	190	(1)
Output of oil products	204	203
Installed capacity	231	231
Utilization (%)	73	67	6

Decrease in the feedstock processed due to the sale of the San Lorenzo Refinery in Argentina in May 2011, partially offset by the higher feedstock processed in Japan to meet the higher local demand (after the earthquake occurred in March 2011) and by the increase in output in the Pasadena Refinery (USA) due to scheduled stoppages in the fluid catalytic cracking unit between March 2011 and May 2011.

	For the first half of
Refining Cost – International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

	3.55	5.24	(32)

International refining cost decreased in the first half of 2012 compared to the first half of 2011 due to lower stoppages expenses in the Pasadena Refinery (USA), partially offset by higher expenses in the Okinawa Refinery in Japan due to the scheduled stoppage in April 2012.

________________________

(*)   Not revised.

12

FINANCIAL HIGHLIGHTS

Sales Volumes – (mbbl/d) (*)

	For the first half of
	2012	2011	2012 X 2011 (%)
Diesel	889	834	7
Gasoline	551	460	20
Fuel oil	76	83	(8)
Naphtha	168	162	4
LPG	221	218	1
Jet fuel	107	98	9
Others	192	188	2
Total oil products	2,204	2,043	8
Ethanol and other products	78	84	(7)
Natural gas	339	293	16
Total domestic market	2,621	2,420	8
Exports	641	667	(4)
International sales	494	528	(6)
Total international market	1,135	1,195	(5)
Total	3,756	3,615	4

Our domestic sales volumes increased 8% in the first half of 2012 compared to the first half of 2011, primarily due to:

•         Diesel (increase of 7%) – The increase in diesel sales was primarily due to growth in the retail sector, responsible for 5% of the increase;

•         Gasoline (increase of 20%) – The increase in gasoline sales volumes was due to a significant increase in the automotive flex-fuel fleet, to competitive gasoline prices compared to ethanol prices in most Brazilian federal states and to the reduction of the hydrated ethanol contents of Type C gasoline (from 25% to 20%) from October 2011 on;

•         Fuel oil (decrease of 8%) – The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector;

•         Jet fuel (increase of 9%) -  The increase in jet fuel sales was due to growth in aviation sector;

•         Natural gas (increase of 16%) – The increase in natural gas sales was due to higher industrial activity, growth of the Brazilian economy and partial replacement of fuel oil.

________________________

(*)   Not revised.

13

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

On June 30, 2012, we had cash and cash equivalents of U.S.$13,020 million compared to U.S.$19,057 million at December 31, 2011.

Net cash provided by operating activities decreased from U.S.$16,427 million in the first half of 2011 to U.S.$14,144 million in the first half of 2012, primarily due to the effects of higher international prices and the exchange variation effects on production taxes, crude oil and oil products imports as well as higher imports volumes.

Net cash used in investing activities increased from U.S.$17,413 million in the first half of 2011 to U.S.$20,072 million in the first half of 2012, primarily due to the capital expenditures and investments in business segments, the greater part of which was invested in Exploration & Production (U.S.$10,541 million) and Refining, Transportation and Marketing (U.S.$6,357 million) activities.

Cash provided by the issuance of debt (U.S.$12,095 million) along with operating activities (U.S.$14,144 million) sourced part of our capital expenditures needs, repayment of debts and payment of dividends. Our cash and cash equivalents decreased U.S.$6,037 million in the first half of 2012.

Our adjusted cash and cash equivalents16 reached U.S.$22,731 million on June 30, 2012, which includes government securities with maturity of more than 90 days of U.S.$9,711 million, 9% higher compared to U.S.$8,948 million on December 31, 2011.

	U.S.$ million

	06.30.2012	12.31.2011
Cash and cash equivalents	13,020	19,057
Government securities	9,711	8,948
Adjusted cash and cash equivalents [16]	22,731	28,005

________________________

16 Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

14

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
	For the first half of
	2012	%	2011	%	Δ%
Exploration & Production	10,934	53	9,077	46	20
Refining, Transportation and Marketing	7,115	34	7,518	38	(5)
Gas & Power	899	4	1,117	6	(20)
International	1,009	5	1,153	6	(12)
Exploration & Production	931	93	986	86	(6)
Refining, Transportation and Marketing	52	5	118	10	(56)
Gas & Power	2		27	2	(93)
Distribution	22	2	16	1	38
Other	2		6	1	(67)
Distribution	293	2	285	1	3
Biofuel	18		142	1	(87)
Corporate	446	2	337	2	32
Total capital expenditures and investments	20,714	100	19,629	100	6

In line with its strategic objectives, the Company operates through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 93 consortiums in Brazil, of which it operates 66. Petrobras is a member of 141 partnerships abroad, of which it operates 84.

In the first half of 2012, we invested an amount of U.S.$20,714 million, which was primarily directed toward increasing production, modernizing and expanding our refineries, as well as the integration and expansion of our pipeline transportation and distribution systems.

15

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	06.30.2012	12.31.2011	Δ%
Current debt [17]	8,712	10,111	(14)
Long-term debt [17]	79,931	72,816	10
Total	88,643	82,927	7
Cash and cash equivalents	13,020	19,057	(32)
Government securities (maturity of more than 90 days)	9,711	8,948	9
Adjusted cash and cash equivalents	22,731	28,005	(19)
Net debt [18]	65,912	54,922	20
Net debt/(net debt + shareholder's equity)	28%	24%	4
Total net liabilities [19]	287,973	291,405	(1)
Capital structure
(Net third parties capital / total net liabilities)	42%	39%	3
Net debt/EBITDA ratio	2.24	1.47	52

The net debt of Petrobras and its consolidated subsidiaries in U.S. dollars increased 20% on June 30, 2012 compared to December 31, 2011, due to the raising of long-term debt, to the decreased cash and cash equivalents and to the impact of 7.2% from the appreciation of the U.S. dollar against the Real.

________________________

17  Includes finance lease obligations (Current debt: U.S.$22 million on June 30, 2012 and U.S.$44 million on December 31, 2011; long-term debt: U.S.$96 million on June 30, 2012 and U.S.$98 million on December 31, 2011).

18  Our net debt is not computed in accordance with IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

19  Total liabilities net of cash and cash equivalents and financial investments.

16

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

U.S.$ million
				For the first half of
2Q-2012	1Q-2012	2Q-2011		2012	2011

34,659	37,410	38,234	Sales revenues	72,069	70,836
(26,502)	(25,959)	(25,716)	Cost of sales	(52,461)	(46,389)
8,157	11,451	12,518	Gross profit	19,608	24,447
			Income (expenses)
(1,197)	(1,331)	(1,349)	Selling expenses	(2,528)	(2,599)
(1,272)	(1,244)	(1,322)	Administrative and general expenses	(2,516)	(2,490)
(1,740)	(572)	(752)	Exploration costs	(2,312)	(1,317)
(219)	(293)	(330)	Research and development expenses	(512)	(625)
(86)	(84)	(68)	Other taxes	(170)	(215)
(954)	(1,268)	(1,251)	Other operating income and expenses, net	(2,222)	(2,367)
(5,468)	(4,792)	(5,072)		(10,260)	(9,613)
2,689	6,659	7,446	Net Income before financial results and income taxes	9,348	14,834
835	676	1,127	Financial income	1,511	2,187
(444)	(489)	(182)	Financial expense	(933)	(587)
(3,654)	76	872	Monetary and exchange variation	(3,578)	1,446
(3,263)	263	1,817	Financial income (expenses), net	(3,000)	3,046
					-
(217)	77	174	Equity in results of non-consolidated companies	(140)	420
(791)	6,999	9,437	Income before income taxes	6,208	18,300
(162)	(1,666)	(2,286)	Income taxes	(1,828)	(4,438)
(953)	5,333	7,151	Net income	4,380	13,862
			Net income (loss) attributable to:
(685)	5,212	6,857	Shareholders of Petrobras	4,527	13,445
(268)	121	294	Non-controlling interests	(147)	417
(953)	5,333	7,151		4,380	13,862

17

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	06.30.2012	12.31.2011
Current assets	57,547	63,102
Cash and cash equivalents	13,020	19,057
Marketable securities	9,730	8,961
Accounts receivable, net	11,317	11,756
Inventories	14,921	15,165
Recoverable taxes	5,879	5,358
Other current assets	2,680	2,805

Non-current assets	253,157	256,308
Long-term receivables	21,577	23,447
Accounts receivable, net	3,178	3,253
Marketable securities	3,112	3,064
Restricted deposits for legal proceedings and guarantees	1,548	1,575
Deferred tax assets	9,107	10,689
Advances to suppliers	2,924	3,141
Other long-term receivables	1,708	1,725
Investments	5,870	6,530
Property, plant and equipment, net	184,997	182,465
Intangible assets	40,713	43,866

Total assets	310,704	319,410

LIABILITIES	U.S.$ million

	06.30.2012	12.31.2011
Current liabilities	31,125	36,364
Current debt	8,712	10,111
Trade accounts payable	11,408	11,863
Taxes payable	5,459	5,847
Dividends payable		2,067
Payroll and related charges	1,700	1,696
Employee’s postretirement benefits obligation – pension and health care	704	761
Other current liabilities	3,142	4,019
Non-current liabilities	111,921	105,936
Long-term debt	79,931	72,816
Deferred tax liabilities	17,227	17,736
Employee’s postretirement benefits obligation – pension and health care	8,865	8,878
Provision for decommissioning cost	4,368	4,712
Legal proceedings provisions	808	726
Other non-current liabilities	722	1,068

Shareholders’ equity	167,658	177,110
Paid in capital	107,362	107,355
Reserves/Net income for the year	59,251	68,483
Non-controlling interests	1,045	1,272
Total liabilities and shareholders’ equity	310,704	319,410

18

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated
U.S.$ Million
				For the first half of
2Q-2012	1Q-2012	2Q-2011		2012	2011

(685)	5,212	6,857	Net income/(loss) attributable to the shareholders of Petrobras	4,527	13,445
6,294	3,323	1,953	(+) Adjustments for:	9,617	2,982
2,708	2,686	2,521	Depreciation, depletion and amortization	5,394	4,643
3,640	(284)	(830)	Exchange variation, monetary and financial charges	3,356	(1,383)
(268)	121	294	Non-controlling interest	(147)	417
217	(77)	(174)	Equity in the results of non-consolidated companies	140	(420)
45	44	219	Losses (gains) on disposal of non-current assets	89	298
(274)	1,319	1,100	Deferred income taxes, net	1,045	2,520
1,394	308	444	Dry hole costs	1,702	766
392	81	129	Impairment	473	227
(557)	(708)	(1,370)	Inventories	(1,265)	(3,934)
(347)	(93)	(608)	Accounts receivable	(440)	(1,297)
606	(271)	(70)	Trade accounts payable	335	1,233
275	414	206	Employee's postretirement benefits obligation - Pension and Health Care	689	494
(930)	349	(168)	Taxes payable	(581)	(267)
(607)	(566)	260	Other assets and liabilities	(1,173)	(315)
5,609	8,535	8,810	(=) Net cash provided by operating activities	14,144	16,427
(10,276)	(9,796)	(11,825)	(-) Net cash used in investing activities	(20,072)	(17,413)
(9,943)	(9,377)	(9,458)	Investments in operating segments	(19,320)	(18,605)
(333)	(419)	(2,367)	Investments in Marketable securities	(752)	1,192
(4,667)	(1,261)	(3,015)	(=) Net cash flow	(5,928)	(986)
(2,775)	3,642	(1,960)	(-) Net cash provided (used) in financing activities	867	3,880
3,885	8,210	4,160	Proceeds from borrowings	12,095	13,328
(3,669)	(2,031)	(2,752)	Repayment of principal	(5,700)	(3,981)
(981)	(1,325)	(848)	Repayment of interest	(2,306)	(1,849)
(2,042)	(1,223)	(2,528)	Dividends paid	(3,265)	(3,630)
32	11	8	Acquisition of non-controlling interest	43	12
(1,438)	462	675	(+) Effect of exchange rate changes on cash and cash equivalents	(976)	1,149
(8,880)	2,843	(4,300)	(=) Net increase (decrease) in cash and cash equivalents in the period	(6,037)	4,043
21,900	19,057	25,998	Cash and cash equivalents at beginning of period	19,057	17,655
13,020	21,900	21,698	Cash and cash equivalents at the end of period	13,020	21,698

See also the analysis of cash flow on page 14 – Liquidity and Capital Resources.

19

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment

	For the first half of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	38,839	59,265	5,315	212	19,818	9,072		(60,452)	72,069
Intersegments	38,659	18,702	688	154	387	1,862		(60,452)
Third parties	180	40,563	4,627	58	19,431	7,210			72,069
Cost of sales	(16,843)	(66,101)	(4,179)	(225)	(18,064)	(7,059)		60,010	(52,461)
Gross profit	21,996	(6,836)	1,136	(13)	1,754	2,013		(442)	19,608
Income (expenses)	(3,097)	(2,259)	(558)	(62)	(1,079)	(719)	(2,548)	62	(10,260)
Selling, administrative and general expenses	(259)	(1,616)	(456)	(34)	(1,087)	(448)	(1,206)	62	(5,044)
Exploration costs	(2,190)					(122)			(2,312)
Research and development expenses	(231)	(97)	(14)	(20)	(1)		(149)		(512)
Other taxes	(24)	(30)	(18)	(1)	(9)	(46)	(42)		(170)
Other operating income and expenses, net	(393)	(516)	(70)	(7)	18	(103)	(1,151)		(2,222)
Net income before financial results and income taxes	18,899	(9,095)	578	(75)	675	1,294	(2,548)	(380)	9,348
Financial income (expenses), net							(3,000)		(3,000)
Equity in results of non-consolidated companies	(1)	(181)	85	(32)	1	(6)	(6)		(140)
Income before income taxes	18,898	(9,276)	663	(107)	676	1,288	(5,554)	(380)	6,208
Income taxes	(6,425)	3,092	(196)	26	(230)	(671)	2,446	130	(1,828)
Net income	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380
Net income attributable to:
Shareholders of Petrobras	12,477	(6,184)	445	(81)	446	580	(2,906)	(250)	4,527
Non-controlling interests	(4)		22			37	(202)		(147)

	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380

	For the first half of 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	36,306	58,193	4,631	148	21,427	8,275		(58,144)	70,836
Intersegments	36,149	18,802	652	123	383	2,035		(58,144)
Third parties	157	39,391	3,979	25	21,044	6,240			70,836
Cost of sales	(15,513)	(58,794)	(2,943)	(177)	(19,706)	(6,415)		57,159	(46,389)
Gross profit	20,793	(601)	1,688	(29)	1,721	1,860		(985)	24,447
Income (expenses)	(2,286)	(1,987)	(727)	(55)	(1,172)	(943)	(2,523)	80	(9,613)
Selling, administrative and general expenses	(247)	(1,537)	(538)	(34)	(1,143)	(461)	(1,180)	51	(5,089)
Exploration costs	(1,164)					(153)			(1,317)
Research and development expenses	(336)	(111)	(32)	(5)	(3)		(138)		(625)
Other taxes	(21)	(24)	(20)		(14)	(52)	(84)		(215)
Other operating income and expenses, net	(518)	(315)	(137)	(16)	(12)	(277)	(1,121)	29	(2,367)
Net income before financial results and income taxes	18,507	(2,588)	961	(84)	549	917	(2,523)	(905)	14,834
Financial income (expenses), net							3,046		3,046
Equity in results of non-consolidated companies		218	145	26	1	29	1		420
Income before income taxes	18,507	(2,370)	1,106	(58)	550	946	524	(905)	18,300
Income taxes	(6,289)	866	(327)	29	(191)	(55)	1,209	320	(4,438)
Net income	12,218	(1,504)	779	(29)	359	891	1,733	(585)	13,862
Net income attributable to:
Shareholders of Petrobras	12,227	(1,497)	775	(29)	359	882	1,313	(585)	13,445
Non-controlling interests	(9)	(7)	4			9	420		417

	12,218	(1,504)	779	(29)	359	891	1,733	(585)	13,862

20

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	For the first half of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	12,473	(6,184)	467	(81)	446	617	(3,108)	(250)	4,380
Depreciation, depletion and amortization	3,244	889	462	9	102	512	176		5,394
Financial income (expenses), net							3,000		3,000
Equity in results of non-consolidated companies	1	181	(85)	32	(1)	6	6		140
Income taxes	6,425	(3,092)	196	(26)	230	671	(2,446)	(130)	1,828
Adjusted EBITDA	22,143	(8,206)	1,040	(66)	777	1,806	(2,372)	(380)	14,742

	For the first half of 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Net income	12,218	(1,504)	779	(29)	359	891	1,733	(585)	13,862
Depreciation, depletion and amortization	2,776	706	420	12	110	451	168		4,643
Financial income (expenses), net							(3,046)		(3,046)
Equity in results of non-consolidated companies	-	(218)	(145)	(26)	(1)	(29)	(1)		(420)
Income taxes	6,289	(866)	327	(29)	191	55	(1,209)	(320)	4,438
Adjusted EBITDA	21,283	(1,882)	1,381	(72)	659	1,368	(2,355)	(905)	19,477

Reconciliation between Adjusted EBITDA and Net Income

(in millions of U.S. dollars)
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)

(953)	5,333	(118)	7,151	Net income	4,380	13,862	(68)
2,708	2,686	1	2,521	Depreciation, depletion and amortization	5,394	4,643	16
(835)	(676)	24	(1,127)	Financial income	(1,511)	(2,187)	(31)
444	489	(9)	182	Financial expense	933	587	59
3,654	(76)		(872)	Monetary and exchange variation	3,578	(1,446)
217	(77)		(174)	Equity in results of non-consolidated companies	140	(420)	(133)
162	1,666	(90)	2,286	Income taxes	1,828	4,438	(59)
5,397	9,345	(42)	9,967	Adjusted EBITDA	14,742	19,477	(24)

Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

21

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment

	For the first half of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(545)		(545)
Allowance for marking inventory to market value	(8)	(165)		(9)		(290)	-		(472)
Losses from legal and administrative proceedings	(52)	(151)	(28)		(19)	(80)	(124)		(454)
Unscheduled stoppages and pre-operating expenses	(321)	(53)	(44)			(17)	(7)		(442)
Institutional relations and cultural projects	(20)	(21)	(3)		(22)	(9)	(297)		(372)
Corporate expenses on safety, environment and health	(12)	(51)	(2)			(12)	(62)		(139)
Thermoelectric power plants operating expenses			(56)			-	-		(56)
Government grants	8	16	3			278	(1)		304
Expenditures/reimbursements from operations in E&P partnerships	74					-			74
Losses (gains) on disposal of non current assets	(6)	(33)	(1)		13	45	(2)		16
Others	(56)	(58)	61	2	46	(18)	(113)		(136)
	(393)	(516)	(70)	(7)	18	(103)	(1,151)		(2,222)

	-	-	-	-	-	-	-	-	-

	For the first half of 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(480)		(480)
Allowance for marking inventory to market value	5	(83)		(12)		(69)		(1)	(160)
Losses from legal and administrative proceedings	(18)	(16)	(5)		(18)	(9)	(40)	(2)	(108)
Unscheduled stoppages and pre-operating expenses	(223)	(24)	(42)			(118)	5		(402)
Institutional relations and cultural projects	(17)	(14)	(2)		(23)	(1)	(291)		(348)
Corporate expenses on safety, environment and health	(24)	(34)	(3)			(40)	(90)		(191)
Thermoelectric power plants operating expenses			(61)					(1)	(62)
Government grants	41	55	35					2	133
Expenditures/reimbursements from operations in E&P partnerships	(82)								(82)
Losses (gains) on disposal of non current assets	(23)	(6)	(29)			(50)	(37)	(4)	(149)
Others	(177)	(193)	(30)	(4)	29	10	(188)	35	(518)
	(518)	(315)	(137)	(16)	(12)	(277)	(1,121)	29	(2,367)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	For the first half of 2012
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	139,436	85,598	26,857	1,170	7,395	18,552	38,704	(7,008)	310,704

Current assets	5,742	21,372	2,923	132	3,798	3,789	26,525	(6,734)	57,547
Non-current assets	133,694	64,226	23,934	1,038	3,597	14,763	12,179	(274)	253,157
Long-term receivables	4,207	4,234	1,599	17	665	2,350	8,779	(274)	21,577
Investments	28	2,895	1,101	763	17	967	99		5,870
Property, plant and equipment, net	91,674	56,944	20,861	258	2,517	9,885	2,858		184,997
Intangible assets	37,785	153	373		398	1,561	443		40,713

	Year ended December 31, 2011
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410

Current assets	5,617	21,966	2,509	128	4,241	4,410	31,500	(7,269)	63,102
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	13,826	(336)	256,308
Long-term receivables	4,140	4,217	1,626	17	663	2,913	10,207	(336)	23,447
Investments	12	3,362	1,152	859	45	999	101		6,530
Property, plant and equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022		182,465
Intangible assets	40,805	156	390		426	1,593	496		43,866

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income statement
Six months period ended June 30, 2012

Sales revenues	2,702	4,629	292	2,575		(1,126)	9,072
Intersegments	1,913	1,053	18	4		(1,126)	1,862
Third parties	789	3,576	274	2,571			7,210

Net income (loss) before financial results and income taxes	1,537	(184)	32	39	(132)	2	1,294

Net income attributable to the shareholders of Petrobras	896	(182)	14	38	(186)		580

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income statement
Six months period ended June 30, 2011

Sales revenues	2,389	4,302	279	2,451		(1,146)	8,275
Intersegments	1,927	1,224	21	17		(1,154)	2,035
Third parties	462	3,078	258	2,434		8	6,240

Net income (loss) before financial results and income taxes	954	96	52	20	(215)	10	917

Net income attributable to the shareholders of Petrobras	897	101	55	21	(203)	11	882

Consolidated Assets for International Segment

	International
	U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on June 30, 2012	14,233	3,253	767	1,019	1,557	(2,277)	18,552

Total assets on December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.